UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D /A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Sun River Energy, Inc.

(Name of issuer)

Common Stock

(Title of class of securities)

86686U 103

(CUSIP number)

Richard L. Toupal

9 Thornhurst

San Antonio, TX 78218

210-928-1350

(Name, address and telephone number of person authorized to receive notices and communications)

February 4, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of reporting persons Mr. Richard L. Toupal
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 973,505
	8.	Shared voting power 615,390
	9.	Sole dispositive power 973,505
	10.	Shared dispositive power 615,390
11.	Aggregate amount beneficially owned by each reporting person 1,588,895
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 6.7%[1]
14.	Type of reporting person (see instructions) Individual

[1]	Calculated based upon 23,646,727 shares of common stock of the Issuer outstanding as of September 8, 2010, as reported on the Issuer’s Form 10-Q for the period ended July 31, 2010.

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ITEM 1.	Security and Issuer.

This statement on Schedule 13D relates to shares of $0.0001 par value Common Stock of Sun River Energy, Inc. (“SNRV” or the “Issuer”), a Colorado corporation. The address of its principal office is 5950 Berkshire Lane, Suite 1650, Dallas, Texas 75225.

ITEM 2.	Identity and Background.

(a) This statement on Schedule 13D is being filed on behalf of Richard L. Toupal.

(b) Mr. Toupal’s address is 9 Thornhurst, San Antonio, TX 78218.

(c) Mr. Toupal is a dentist and owns and operates his own practice, Richard L. Toupal, DDS PA in San Antonio, Texas.

(d) Mr. Toupal has not during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

(e) Mr. Toupal has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Toupal is a citizen of the United States.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Personal funds.

ITEM 4.	Purpose of Transaction.

Other than as set forth above, Mr. Toupal does not currently have any new plans or proposals, either individually or collectively with another person, which relates to or would result in:

(a) The acquisition by any person of additional securities of SNRV, or the disposition of securities of SNRV;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving SNRV or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of SNRV or any of its subsidiaries;

(d) Any change in the present board of directors or management of SNRV, including any plans or proposals to change the number of term or directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of SNRV;

(f) Any other material change in SNRV’s business or corporate structure;

(g) Changes in SNRV’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of SNRV by any person;

(h) Causing a class of securities of SNRV to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer system of a registered national securities association;

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(i) A class of equity securities of SNRV becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

ITEM 5.	Interest in Securities of the Issuer.

The percentages of outstanding shares of Sun River Energy, Inc. common stock reported below are based on the statement that on September 8, 2010 there were 23,646,627 shares of SNRV’s common stock issued and outstanding.

(a) Mr. Toupal beneficially owns or may be deemed to beneficially own shares of SNRV as follows:

1,588,895 common shares which represents 6.7% of the total issued and outstanding common stock on September 8, 2010.

(b) For information regarding the number of shares of SNRV common stock as to which Mr. Toupal holds or shares or may be deemed to hold, reference is made to items (7) – (12) of the cover page for this statement on Schedule 13D.

(c) During the month of February 2010, the Reporting Person purchased 19,000 shares of the Issuer’s common stock in the open market at prices ranging from $1.40 through $1.64 per share.

During the month of March 2010, the Reporting Person purchased 26,500 shares of the Issuer’s common stock in the open market at prices ranging from $1.49 through $2.05 per share.

During the month of April 2010, the Reporting Person purchased 24,000 shares of the Issuer’s common stock in the open market at prices ranging from $1.65 through $1.71 per share.

During the month of May 2010, the Reporting Person purchased 15,500 shares of the Issuer’s common stock in the open market at prices ranging from $1.50 through $1.70 per share. During the month of June 2010, the Reporting Person purchased 20,000 shares of the Issuer’s common stock in the open market at prices ranging from $1.35 through $1.64 per share.

During the month of July 2010, the Reporting Person purchased 12,000 shares of the Issuer’s common stock in the open market at prices ranging from $1.53 through $1.54 per share.

During the month of August 2010, the Reporting Person purchased 65,950 shares of the Issuer’s common stock in the open market at prices ranging from $1.48 through $1.62 per share.

During the month of September 2010, the Reporting Person purchased 10,500 shares of the Issuer’s common stock in the open market at prices ranging from $1.65 through $1.68 per share.

Additionally, during the months of April and June 2010, the Reporting Person purchased 174,000 shares of the Issuer’s common stock in private transactions, for a purchase price of $1.00 per share.

(d) Other than Mrs. Ginger Toupal, the Reporting Person’s spouse, no person other than Mr. Toupal has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of SNRV common stock reported as being beneficially owned (or which may be deemed to be beneficially owned) by Mr. Toupal.

(e) Not applicable.

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ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Mr. Toupal has no contracts, arrangements, understandings or relationships (legal or otherwise) with other persons with respect to the securities of SNRV, other than as described in this statement on Schedule 13D.

ITEM 7.	Materials to be Filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2010	/s/ Richard L. Toupal
Richard L. Toupal